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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Schedule TO

(Rule 14d-100)

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AAMES FINANCIAL CORPORATION (issuer)

(Name of Subject Company)

AAMES FINANCIAL CORPORATION (as issuer)

(Names of Filing Persons)

5.5% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

(Title of Class of Securities)

00253AAE1

(CUSIP Number of Class of Securities)

John F. Madden, Jr.

Senior Vice President and General Counsel

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Name, Address and Telephone

Number of Persons Authorized to Receive Notices and

Communications on Behalf of filing persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION AMOUNT OF FILING FEE

N/A N/A

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1

/X/ issuer tender offer subject to Rule 13e-4

/ / going-private transaction subject to Rule 13e-3

/ / amendment to Schedule 13D under Rule 13d-2 Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEMS 1-11. N/A

ITEM 12. EXHIBITS

Exhibit No.	Description
99.1	Press Release issued on April 30, 2002

ITEM 13. N/A